SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS' EXTRAORDINARY
MEETING HELD ON JANUARY 19, 2024
1. Date, Time and Place: On January 19, 2024, at 10:00 a.m., through the videoconferencing system of Suzano S.A. (“Company”), its Board of Directors met (“Board”).
2. Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. Additionally, as guests, the following attended the meeting, Messrs. Walter Schalka, President of the Company, Marcelo Bacci, Chief Financial and Investor Relations Officer, and also, Mr. Marcos Moreno Chagas Assumpção, as secretary.
3. Board Composition: the Meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
4. Agenda: (1) Rollover of EPP 2020 as Sustainability-Linked EPP; (2) Bilateral Term Loan hiring with Export Development Canada Bank (EDC); (3.) Hiring financing in the Finem Florestal category with BNDES and provision of mortgage; (4) Capital WoodSpin Contribution.
5. Minutes in summary form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.
6. Presentation, discussions on the agenda and resolutions:
6.1 The Directors, with the assent of the Management and Finance Committee, unanimously and without exception, approved (i) the proposal of the financial transaction for the Rollover of Export Prepayment (“EPP”) in progress in the amount of seven hundred million US Dollars (USD 700,000,000.00) with the union comprising ten (10) banks, the added value may reach seven hundred and eighty million US Dollars (USD 780,000,000.00), if ICBC Banco do Brasil Múltiplo may increase its exposure, with a deadline extension to five (5) years, pursuant to material available; (ii) the granting of guarantee by the Company to the full and punctual payment obligations under the transaction assumed by Suzano International Finance B.V.; (iii) authorize the Company’s Board of Officers to enter into the applicable instruments and to take all necessary or appropriate actions to achieve the above resolutions; and (iv) authorize the Company’s Board of Officers to carry out derivative transactions in total aggregate value equal to the amount of the EPP contracted in item (i), the realization of derivatives in an amount greater than the agreement in item (i) is authorized only and exclusively for the readjustment of the total amount hedged to the debt amount in the case of possible events of payment advance of its principal amount. Once the approval was completed, they moved on to the next item in the agenda.
6.2. The Directors, with the assent of the Management and Finance Committee, unanimously and without exception, approved the formalization of a bilateral export Term Loan agreement between the Company and the EDC in the total amount of one hundred twenty-five million US Dollars (US$ 125,000,000.00) for a period of seven (7) years, as previously made available material. They also authorized the Company’s Board of Officers to (i) enter into the applicable instruments and to take all necessary or appropriate actions to achieve the above resolutions, and (ii) carry out derivative transactions in total aggregate value equal to the amount of the financing contracted in this clause, derivatives being authorized in excess of the agreement in this clause only and exclusively for the readjustment of the total amount hedged to the debt amount in the case of possible events of payment advance of its principal amount. Once the approval was completed, they moved on to the next item of the agenda.
6.3. The Directors, with the assent of the Management and Finance Committee, unanimously and without exception, approved (i) the Company’s hiring of a new forest financing facility (model of reimbursement of expenses) with the BNDES in the amount of two billion and six hundred million reais (BRL 2,600,000,000.00), with the total period of twenty (20) years with seven (7) years of grace and cost of TLP + 1.75%, equivalent to IPCA + fixed portion of TLP to be defined in the month of engaging the transaction, in accordance with the terms and conditions provided for in DIR Decision No. 342/2023/-BNDES, dated as of 12/14/2023, this value being intended for the realization of a forest program covering the planting of 348,334 to 435,418 hectares of eucalyptus in the Forest Units in the States of Espírito Santo, Bahia, Mato Grosso do Sul, Maranhão, Pará and São Paulo, in 2023 and 2024, as well as the maintenance of these areas in 2024 to 2026; and (ii) creation of mortgage in favor of BNDES on the property where the industrial plant of Três Lagoas is currently installed, in the State of Mato Grosso do Sul (MS), registered under registration No. 142 in the Registry Office of Real Estate and Mortgages, Deeds and Titles of the District of Três Lagoas, MS, covering the liens, in addition to the land, the buildings, facilities, machinery, equipment and any accessories present and future, to guarantee the financing mentioned in item (i). Finally, they authorized the Company’s Board of Officers to enter into the applicable instruments and to make all necessary or appropriate arrangements for the achievement of the above resolutions. Once the approval was completed, they moved on to the next item in the agenda.
6.4. The Directors, with the assent of the Management and Finance Committee, unanimously and without exception, authorize the increase of investment by the Company in Woodspin, in the total amount of six million and five hundred thousand Euros (EUR 6,500,000.00), due to the need for budgeted cash from January/24 to 1st Quarter of 2025 from Woodspin, in accordance with clauses 3.2. and 3.6 of the Joint Venture Agreement entered into between Suzano S.A. and Spinnova Oy on December 1, 2020 (“JV Agreement”). Finally, they authorized the Company’s Board of Directors to enter into the applicable instruments and to make all necessary or appropriate arrangements for the achievement of the above resolutions. Once the approval was completed, the item and the agenda were closed.
7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Ana Paula Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. I hereby certify that this is a copy of the minutes drawn up in the proper book.
São Paulo, SP, January 19, 2024.

__________________________ Marcos Chagas Assumpção Secretary
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